Exhibit 7.3

May 20, 2022

The Board of Directors

O2Micro International Limited
Grand Pavilion Commercial Centre
West Bay Road, P.O. Box 32331 SMB
George Town, Grand Cayman

Dear Members of the Board of Directors:

Reference is made to the preliminary non-binding proposal dated March 14, 2022 (the “Original Proposal,” as amended and updated by this letter and as may be further amended from time to time, the “Proposal”) from FNOF PRECIOUS HONOUR LIMITED (together with its affiliated investment entities, “Forebright”) to acquire all of the outstanding shares of O2Micro International Limited (the “Company”) (including shares represented by American depositary shares (the “ADSs”), each representing 50 shares of the Company) in a going private transaction (the “Acquisition”).

Forebright, Mr. Sterling Du, the Chief Executive Officer and the Chairman of the Board of Directors of the Company, and Mr. Perry Kuo, the Chief Financial Officer and a director of the Company (collectively, the “Consortium Members,” “we” or “us”) are revising the Original Proposal with respect to the Acquisition.

Set forth below are the updated key terms of the Proposal:

1.                 Consortium Members. The Consortium Members have agreed to work exclusively with each other in pursuing the Acquisition. The Consortium Members in the aggregate beneficially own approximately 13.45% of the total issued and outstanding share capital of the Company on an as-converted basis.

2.                 Purchase Price. Despite market turmoil and disruptions caused by COVID-19, we confirm US$5.50 in cash per ADS or US$0.11 per ordinary share in the Acquisition. US$5.50 represents a premium of 82% to the Company’s last closing price of US$3.03 on May 19, 2022 and a premium of 82% and 66% to the volume-weighted average closing price during the last 10 and 30 trading days immediately preceding the date of this letter, respectively.

3.                 Funding. We propose to acquire in cash all of the outstanding equity of the Company (including shares represented by ADSs) that is not already owned by the Consortium Members or otherwise rolled over in the Acquisition. We intend to finance the Acquisition with a combination of debt and fully committed equity capital. Equity financing will be provided by the Consortium Members. We expect the commitments for the required funding, subject to the terms and conditions set forth in the equity and debt financing documents, to be in place when the definitive agreements for the Acquisition (the “Definitive Agreements”) are signed.

4.                 Continuity of Leadership. Messrs. Sterling Du and Perry Kuo will continue to lead the Company’s business after the completion of the Acquisition.

5.                 Due Diligence. The Consortium Members, together with our advisors, have significant experience in structuring and consummating transactions of this type. We believe that we, along with our advisors, will be in a position to complete customary legal, financial, and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements.

6.                 Definitive Agreements. We are prepared to promptly negotiate and finalize Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

7.                 Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We look forward to promptly engaging with the Special Committee of the Company and its advisors to discuss the Proposal. In considering the Proposal, you should be aware that the Consortium Members are interested only in pursuing the Acquisition and do not intend to sell their shares or ADSs in the Company to any third party or support any competing bid while remaining a Consortium Member.

8.                 Confidentiality. We are sure you will agree that until we have executed Definitive Agreements or terminated our discussions, it is in all parties’ interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law.

9.                 About Forebright. FNOF PRECIOUS HONOUR LIMITED is a special purpose vehicle established by Forebright New Opportunities Fund III, LP, a private equity fund managed by Forebright Capital Management Limited (“FCM”). FCM is owned and run by a group of experienced investment professionals who have already successfully completed several going private transactions involving China-based US-listed issuers in recent years, and the market valuation of these privatized companies exceeded, in aggregate, US$850 million.

10.              No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition or in connection with the Company’s securities. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

Thank you for considering the Proposal. We would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding the Proposal, please do not hesitate to contact us.

Yours sincerely,

FNOF PRECIOUS HONOUR LIMITED

/s/ Kiril IP
Name: Kiril IP
Title: Authorized Signatory

/s/ Sterling Du
Sterling Du

/s/ Perry Kuo
Perry Kuo

[Signature Page to the Proposal]